[STERLING CONSTRUCTION COMPANY, INC. LETTERHEAD]
December 7, 2007
By Federal Express and facsimile to (202)772-9368
Mr. Terence O’Brien, Branch Chief
Ms. Jenn Do, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-7010

Re:	Sterling Construction Company, Inc.
Form 10-K for the fiscal year ended December 31, 2006
     Filed March 16, 2007
Form 10-Q for the quarter ended September 30, 2007
Form 8-K filed November 1, 2007
File No. 1-31993
Dear Mr. O’Brien:
This letter is in response to your comment letter faxed to me dated December 4, 2007, regarding the above-noted filings of Sterling Construction Company, Inc. For your convenience, our response, which is attached, is in italics and is prefaced by the exact text of the Staff’s corresponding comment.
Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.
Very truly yours,
/s/ James H. Allen, Jr.
James H. Allen, Jr.
Senior Vice President & Chief Financial Officer
cc. Geoffrey Walker, Andrews Kurth L

Response of December 7, 2007, of Sterling Construction Company, Inc. (the “Registrant”) to letter of Securities & Exchange Commission (“SEC”) dated December 4, 2007.

RE:	Form 10- K for the fiscal year ended December 31, 2006 Filed March 16, 2007 Form 10-Q for the quarter ended September 30, 2007 File No. 1-31993 Form S-3 filed November 21, 2007 File No. 333-147593
Form S-3 filed November 21, 2007
SEC Comment—
1.	We have read your response to comment 4 in our letter dated November 21, 2007, and have read the disclosure on pages 6-7 and 24-25 herein. Please amend your document to address the following:
•	You state on pages 6 and 24 that “Although EBITDA is a common alternative measure of performance used by investors, financial analysts and rating agencies to assess operating performance for companies in our industry, it is not a substitute for other GAAP Financial measures such as net income, operating income or cash flows from operating activities as calculated and presented in accordance with GAAP.” Based on your disclosure, it appears you use EBITDA as a performance measure. IF so, please delete the phrase “or cash flows from operating activities” in the foregoing sentence, as cash flows from operating activities refers to a liquidity measure. If not, please revise your disclosure to clearly state how you use EBITDA and ensure any comparisons relate to that use.

•	We note from pages 7 and 25 your statement that the use of non-GAAP financial measures is subject to inherent limitations because they do not include all the expenses that must be included under GAAP and because they involve the exercise of judgment of which charges should properly be excluded from the non-GAAP financial measure. Please revise to disclose the specific material limitations associated with the use of EBITDA. For example, you may disclose that EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of your costs and ability to generate revenues because you have borrowed money to finance your operations, (2) depreciation, which is a necessary element of your costs and ability to generate revenues because you use capital assets and (3) income taxes, which you are required to pay.

•	We note your statement on pages 7 and 25 that management accounts for these limitations by not relying exclusively on non-GAAP financial measures, but only using such information to supplement GAAP financial measures. If true, please replace the word “accounts” with “compensates.”

•	We note on page 2 and elsewhere that RHB also apparently uses EBITDA Please revise the disclosure on pages 2 and 47 to present the most directly comparable GAAP disclosure (e.g., net income) with equal or greater prominence.

Response of December 7, 2007, of Sterling Construction Company, Inc. (the “Registrant”) to letter of Securities & Exchange Commission (“SEC”) dated December 4, 2007.

RE:	Form 10- K for the fiscal year ended December 31, 2006 Filed March 16, 2007 Form 10-Q for the quarter ended September 30, 2007 File No. 1-31993 Form S-3 filed November 21, 2007 File No. 333-147593
Also, please address each of the bullets in our prior comment 4 in our letter dated November 21, 2007, and considering the above bullets, as it relates to RHB’s use and presentation of EBITDA, if different than the Company’s.
Response—
In all of our disclosures regarding our EBITDA, we will
•	delete the phrase “or cash flows from operating activities”,

•	add a sentence stating that “EBITDA has material limitations as a performance measure because it excludes (1) interest expense, which is a necessary element of our costs and ability to generate revenues because we borrow money to finance our operations, (2) depreciation, which is a necessary element of our costs and ability to generate revenues because we use capital assets, and (3) income taxes, which we are required to pay.” and

•	replace the word “accounts” with “compensates”.
In all of our disclosures regarding RHB’s EBITDA, we will present the most directly comparable GAAP disclosure (net income) with equal or greater prominence. In “Business — Recent RHB Acquisition”, we will accompany such disclosure with additional disclosure that addresses all of the Staff’s comments regarding EBITDA, including the matters stated in the preceding sentence. On page 2, we will identify net income as the most directly comparable GAAP measure and refer the reader to the full reconciliation disclosure by cross reference.
These changes are being made in the amendment we are filing to our Form S-3 registration statement.
SEC Comment—
2.	In connection with your purchase of 91.67% of Road and Highway Builders, LLC, the minority interest owner has the right to put his remaining 8.33% interest to you. You have the right to require him to sell his 8.33% interest to you. Both of these options are for 2011, at a purchase price equal to 8.33% of the product of six times the simple average of RHB’s income before interest, taxes, depreciation and amortization for the calendar years 2008, 2009 and 2010. This term is disclosed in the subsequent event footnote on page F-45. Please explain how you intend to account for this element of the agreement, and refer to the authoritative accounting literature. If you intend to record an asset or liability for these financial instruments, please revise the pro forma financial statements in the S-3 and Form 8-K accordingly.

Response of December 7, 2007, of Sterling Construction Company, Inc. (the “Registrant”) to letter of Securities & Exchange Commission (“SEC”) dated December 4, 2007.

RE:	Form 10- K for the fiscal year ended December 31, 2006 Filed March 16, 2007 Form 10-Q for the quarter ended September 30, 2007 File No. 1-31993 Form S-3 filed November 21, 2007 File No. 333-147593
Response—
We will, as described below, account for the embedded put/call option that the minority interest holder and the Registrant have under the purchase agreement between them dated October 31, 2007, the date the Registrant acquired 91.67% of the members’ interests of Road and Highway Builders, LLC (“RHB”). The remaining member interest (“minority interest”) in RHB is held by one of the two sellers of the majority interest of RHB purchased by the Registrant. The minority interest owner, an individual, is also the CEO of the RHB.
The embedded put option is not freestanding (not detachable, not separately exercisable and not transferrable) and may be, but is not required to be, exercised by the holder after 3 calendar years. The sales price of the minority interest under the put option is equal to 8.33% of the product of six times the simple average of RHB’s EBITDA for the calendar years 2008, 2009 and 2010. The embedded call option, which is held by the Registrant, is exercisable under the same terms as the embedded put option.
We have reviewed various U.S. generally accepted accounting principles literature (“GAAP”) for the accounting treatment that should be applied to the embedded put/call and the underlying minority interest. The literature we have reviewed and our tentative conclusion on the applicability of each is summarized on attached Exhibit I. After reviewing such literature, we believe that EITF 00-4 discusses the situation that is the closest analogous situation to ours.
Under EITF 00-4, we would record in our annual financial statements for 2007 the fair value of the minority interest of RHB as Minority Interest between debt and equity (in total liabilities) and record the offsetting charge to Additional Paid-in Capital (rather than to Retained Earning as the Registrant has an Accumulative Deficit) as of the date of acquisition. The amendments we are filing, to our Registration Statement on Form S-3 and to our previously filed Form 8-K/A regarding the RHB acquisition, will each contain the initial entries to record the minority interest at fair value in the pro forma financial information. Subsequently, we will charge the interest expense related to the minority interest liability and the minority interest’s share of income of the subsidiary to the income statement and include such charges in the calculation of basic and fully diluted income per share. Any other future changes in our estimate of the fair value would be recorded by appropriate adjustments to Minority Interest and Additional Paid-in Capital.

Exhibit I
Sterling Construction Company, Inc.
GAAP Literature Review re Put/Call Option Embedded in Contract with Minority Interest Holder

FAS 150	Does Not Apply
“The objective of this Statement is to require issuers to classify as liabilities ...three classes of freestanding financial instruments that embody obligations for the issuer.” The put option is not a “freestanding financial instrument.

FAS 141	Does Not Apply
“This Statement addresses financial accounting and reporting for business combinations...” Does apply when the minority interest is purchased in so far as how that purchase if accounted for—see paragraph 14.

FAS !33	Does Not Apply
“This Statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts...A derivative instrument if a financial instrument ...with all three of the following characteristics: Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from a net settlement.” There is no provision in the RHB contract for “net settlement”.

EITF 00-19	Does Not Apply
“This issue applies only to freestanding derivative financial instruments (for example, forward contracts, options, and warrants)...A freestanding contract is entered into separate and apart from any of the company’s other financial instruments or equity transactions, or it is entered into in conjunction with some other transaction and legally detachable and separately exercisable. This Issue does not address the accounting for either the derivative component or the financial instrument when the derivative component is embedded in and not detachable from the financial instrument.”

“The Task Force also observed that this Issue is limited to the specific derivatives described in this Issue.”

Again, the put option is not a “freestanding financial instrument.

EIFT Topic D-98	Does Not Apply
“Rule 5-02.08 of Regulation S-X requires preferred securities that are redeemable for cash...to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer..the SEC staff believes that Rule 5-02.28...also provides analogous guidance for the other equity instruments including, for example, common stock and derivative instruments that are classified as equity pursuant to Issue No. 00-19.

Introduction states that this Issue deals with Manditorily Redeemable instruments which the put option is not. Also, the put option is not at a fixed or determinable price and may vary materially from the fair value established at inception.

EITF 00-04	If Any of the Literature above or below Applies, it is this one that Applies
“Issue...A controlling majority owner (parent holds 80 percent of a subsidiary’s equity shares. The remaining 20 percent (the minority interest) is owned by an unrelated entity (the minority interest holder). Simultaneous with the acquisition of the minority interest, the minority interest holder and the parent enter into a derivative contract that is indexed to the subsidiary’s equity shares. The terms of the derivative contract may be any of the following:

“Derivative 2—The parent has a call option to buy the other 20 percent at a fixed price at a stated future date, and the minority interest holder has a put option to sell the other 20 percent to the parent under those same terms.

“The Task Force reached a consensus that for Derivatives 1 and 2...the forward or combination of option contracts should be viewed on a combined basis with the minority interest and accounted for as a financing of the parent’s purchase of the minority interest...Under that approach, the parent would consolidate 100 percent of the subsidiary and would attribute the stated yield earned under the combined derivative and minority interest position to interest expense (that is, the financing would be accreted to the strike price of the forward or option over the period until settlement). Further...no gain or loss would be recognized on the “sale” of the minority interest by the parent to the minority interest holder at the inception of the contract. The Task Force also reached a consensus that the same accounting should apply to Derivative 2 even if the exercise prices of the put and call options are not equal...”

The problem with this EITF is that the put option in questions is not a fixed price and may vary materially up or down from the fair value established at inception.

EITF 00-06	Does Not Apply	Applies to Freestanding Derivative—the put of the minority interest holder of RHB is not freestanding.